CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of EMX Royalty Corporation (the “Company”) of our reports dated March 27, 2023 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appear in the Exhibit 99.3 to this Annual Report. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-213709) of our reports referred to above and references to our name under the heading “Interests of Experts” in the Annual Information Form forming a part of the Annual Report on Form 40-F, which is incorporated by reference in such Form S-8.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 27, 2023